Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3/A of Community West Bancshares (formerly known as Central Valley Community Bancorp) of our report dated March 9, 2023 relating to the consolidated balance sheet of Central Valley Community Bancorp as of December 31, 2022 and the consolidated statements of income, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2022 appearing in the Annual Report on Form 10-K/A of Community West Bancshares for the year ended December 31, 2023 and to the reference to us under the heading "Experts" in the prospectus.

/s/ Crowe LLP

Sacramento, California
November 7, 2024